SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

 (Amendment No. 4)*

PATIENT SAFETY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value	070322H106
(Title of class of securities)	(CUSIP number)

Francis Capital Management, LLC Attn: John P. Francis 1453 Third Street, Suite 470 Santa Monica, CA 90401 (310) 260-9708
(Name, address and telephone number of person authorized to receive notices and communications)

March 27, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. 070322H106	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: Francis Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON: IA

CUSIP No. 070322H106	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON: John P. Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON: IN, HC

CUSIP No. 070322H106	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON: Catalysis Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 070322H106	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON: Catalysis Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): N/A
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 070322H106	Page 6 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 4 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed on October 26, 2007, as amended on August 19, 2009 by Amendment No. 1 to Schedule 13D (“Amendment No. 1”), as further amended on April 14, 2010 by Amendment No. 2 to Schedule 13D (“Amendment No. 2”), and as further amended on January 7, 2014 by Amendment No. 3 to Schedule 13D (“Amendment No. 3”, and as amended, the “Schedule 13D”) and is being filed by the undersigned (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) with respect to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Patient Safety Technologies, Inc., a Delaware corporation (the “Company” or the “Issuer”) beneficially owned by the Reporting Persons.  The principal executive offices of the Company are located at 15440 Laguna Canyon Road, Suite 150, Irvine, California 92618.  This Amendment supplements or amends the Schedule 13D as set forth herein.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On March 24, 2014, the Company and Stryker announced the completion of the Merger.  Pursuant to the Merger, all shares of Common Stock held by the Reporting Persons were converted into the right to receive $2.22 per share in cash.  The Reporting Persons are no longer beneficial owners of any shares of Common Stock as a result of the completion of the Merger.

As a result of the effectiveness of the Merger, the Voting Agreement has terminated by its express terms.

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) As a result of the disposition in the Merger of all shares of Common Stock held by the Reporting Persons, the Reporting Persons do not have, and the Reporting Persons may not be deemed to have, beneficial or other ownership of any shares of Common Stock.

(c) Other than the transactions described in this Amendment, during the period between the filing of Amendment No. 3 and the date of the filing of this Amendment, the Reporting Persons have not effected any transactions involving the Common Stock.

(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on March 24, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with, and effective upon the closing of, the Merger, John P. Francis resigned from the board of directors of the Issuer, and accordingly ceased to be entitled to compensation for services under the Company’s compensation plans.

CUSIP No. 070322H106	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 27, 2014	/s/ John P. Francis
Name: John P. Francis

FRANCIS CAPITAL MANAGEMENT, LLC

/s/ John P. Francis
Name: John P. Francis
Title: Manager

CATALYSIS PARTNERS, LLC

By: Francis Capital Management, LLC its Managing Member

/s/ John P. Francis
Name: John P. Francis
Title: Managing Member

CATALYSIS OFFSHORE, LTD.

By: Francis Capital Management, LLC, its Manager

/s/ John P. Francis
Name: John P. Francis
Title: Managing Member